RECEIVED
2009 MAR -5 A 9:17

SUPPL

25 Years
Apollo Hospitals
touching lives

AHEL / SEC / SHARES / 2009 12th January 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

09045461

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)
Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 30th September 2008.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th September 2008.

Please note that the above details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

PROCESSED
MAR 09 2009
THOMSON REUTERS

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : APOLLOHOSP   Quarter Ended : 31-Dec-2008

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	32	11,398,398	9,692,125	20.52	18.92
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate	4	7,696,813	7,681,213	13.86	12.78
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)				0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**36**	**19,095,211**	**17,373,338**	**34.38**	**31.70**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**36**	**19,095,211**	**17,373,338**	**34.38**	**31.70**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	4	193,921	192,921	0.35	0.32
(b)	Financial Institutions / Banks	11	19,368	17,420	0.03	0.03
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.29	0.27
(d)	Venture Capital Funds				0.00	0.00
(e)	Insurance Companies	1	185,680	185,680	0.33	0.31
(f)	Foreign Institutional Investors	58	14,251,581	14,251,581	25.66	23.66
(g)	Foreign Venture Capital Investors				0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)	Bank - Foreign	1	2,000	2,000	0.00	0.00
	Sub-Total (B)(1)	**76**	**14,814,404**	**14,811,456**	**26.67**	**24.59**
B 2	**Non-institutions**					
(a)	Bodies Corporate	503	2,761,651	2,741,799	4.97	4.58
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	26,371	4,005,409	2,188,280	7.21	6.65
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	12	200,175	129,850	0.36	0.33
(c)	Any Other (specify)					
(c-i)	Trusts	18	59,009	154	0.11	0.10
(c-ii)	Directors & their Relatives	10	59,103	59,053	0.11	0.10
(c-iii)	Market Maker	4	116	116	0.00	0.00
(c-iv)	Non Resident Indians	953	1,054,850	202,240	1.90	1.75
(c-v)	Overseas Corporate Bodies	2	94,771	79,339	0.17	0.16
(c-vi)	Clearing Member	60	102,975	102,975	0.19	0.17
(c-vii)	Hindu Undivided Familes	262	80,999	80,999	0.15	0.13
(c-viii)	Foreign Corporate Bodies	6	13,217,629	13,217,629	23.80	21.94
	Sub-Total (B)(2)	**28,201**	**21,636,687**	**18,802,434**	**38.95**	**35.92**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**28,277**	**36,451,091**	**33,613,890**	**65.62**	**60.51**
	TOTAL (A)+(B)	28,313	55,546,302	50,987,228	100	92.21

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	4,689,400	4,689,400		7.79
	GRAND TOTAL (A)+(B)+(C)	28,314	60,235,702	55,676,628		100

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2008

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	1,205,493	2.00
2	Ms. Sucharitha P Reddy	1,370,837	2.28
3	Ms. Preetha Reddy	1,682,270	2.79
4	Ms. Suneeta Reddy	1,501,795	2.49
5	Ms. Shobana Khamineni	1,094,976	1.82
6	Ms. Sangita Reddy	2,486,254	4.13
7	Mr. Karthik Anand	110,300	0.18
8	Mr. Harshad Reddy	105,100	0.17
9	Ms. Sindhoori Reddy	258,200	0.43
10	Mr. Adithya Reddy	105,100	0.17
11	Ms. Upsana Kamineni	133,638	0.22
12	Mr. Puvansh Kamineni	106,100	0.18
13	Ms. Anushpala Kamineni	129,587	0.22
14	Mr. Anandith Reddy	115,100	0.19
15	Mr. Viswajith Reddy	111,150	0.18
16	Mr. Viraj Madhavan Reddy	84,112	0.14
17	Mr. P Obul Reddy	9,000	0.01
18	Mr. P Vijayakumar Reddy	666	0.00
19	Mr. Vishweswar Reddy	788,710	1.31
20	Mr. Anil Khamineni	10	0.00
21	PCR Investments Ltd	7,675,613	12.74
22	Obul Reddy Investments Ltd	5,600	0.01
23	Apollo Health Association	15,600	0.03
	TOTAL	**19,095,211**	**31.70**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2008

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	7,047,119	11.70
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	9.13
3	CLSA (Mauritius) Limited	4,275,000	7.10
4	Bisikan Bayu Investments (Mauritius) Limited	2,046,930	3.40
5	Apax Partners Europe Managers Limited A/c Apax Mauritius FII Ltd	1,473,944	2.45
6	Emerging Markets Growth Fund Inc	1,222,966	2.03
7	Munchener Ruckversicherungsgesellschaft Akliengesellschaft in Munchen	1,198,690	1.99
8	Robeco Capital Growth Funds	963,200	1.60
9	Apollo Sindhoori Capital Investments Ltd	922,589	1.53
10	Apollo Sindhoori Capital Investments Ltd	867,082	1.44
11	International Finance Corporation	642,000	1.07
	TOTAL	**26,159,520**	**43.43**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Dec-2008

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Ms. Sangita Reddy	Promoter	1,550,000	2.57
	TOTAL		1,550,000	2.57

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Dec-2008

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	4,689,400	4,689,400	7.79
	TOTAL	**4,689,400**	**4,689,400**	**7.79**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Dec-2008

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	4,689,400	4,689,400	7.79
	TOTAL		4,689,400	7.79

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : Apollo Hospitals Enterprise Limited

Quarter ending on : 31st December 2008

Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I Board of Directos	49 I		
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II Audit Committee	49 II		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 (IID)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III Subsidiary Companies	49 III	Yes	
IV Disclosures	49 IV		
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board Disclosures	49 (IV B)		
(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
(b) Risk Management	49 (IV B)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in the Annual Report 2008-2009
(E) Management	49 (IV E)	Yes	shall be complied in the Annual Report 2008-2009
(F) Shareholders	49 (IV F)	Yes	
V CEO / CFO Certification	49 V	Yes	shall be obtained at the end of the FY 2008-2009
VI Report on Corporate Governance	49 VI	Yes	shall be included in the Annual Report 2008-2009
VII Compliance	49 VII	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Compliance Officer

January 31, 2009

RECEIVED
2009 MAR -5 A 8:14

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

25 Years
Apollo Hospitals
touching lives

Dear Sir,

Sub : Shareholders Agreement

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Quintiles, USA, a global leader in pharmaceutical services, in association with Apollo Hospitals, India, the largest health care service provider in India, will be setting up a Phase I clinical trial research facility in Hyderabad at an estimated cost of USD 6 million, through a separate Joint Venture Company to be formed for this purpose.

Apollo Hospitals Enterprise Limited (AHEL) and Quintiles Mauritius Holdings Inc.,(Quintiles) have entered into a Shareholders Agreement in this regard on 27th January 2009 at Hyderabad. Quintiles and AHEL will be funding the project cost in the ratio of 60-40 respectively through a combination of debt and/or equity.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

RECEIVED

2009 MAR -5 A 8:15

25 Years
Apollo Hospitals
touching lives

February 2, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Unaudited Financial Results for the quarter/ nine months ended 31st December 2008

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Further to our letter dated 30th January 2009, we have published the Unaudited financial results of the Company for the quarter/nine months ended 31st December 2008 in "The Economic Times" on 1st February 2009 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL.

IS/ISO 9001:2000

·Apollo Hospitals Enterprise Limited

Regd. Office . No.19 Bishop Gardens, Raja Annamalaipuram, Chennai-600 028.

25 Years Apollo Hospitals

Unaudited Financial Results for the Quarter ended 31st December 2008

(Rs. in Lakhs)

S No	Particulars	Quarter Ended Reviewed 31.12.2008	Quarter Ended Reviewed 31.12.2007	Nine Months Ended Reviewed 31.12.2008	Nine Months Ended Reviewed 31.12.2007	Year Ended Audited 31.03.2008
1	(a) Income from Services	37,300	28,904	106,690	81,979	112,381
	(b) Other Operating Income	-	-	-	-	-
	Total Income (a+b)	37,300	28,904	106,690	81,979	112,381
2	**Expenditure**					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	19,824	15,125	56,356	42,222	58,166
	(c) Employees Cost	5,717	4,390	15,760	12,005	16,848
	(d) Depreciation	1,103	923	3,145	2,648	3,675
	(e) Other expenditure	1,015	967	3,153	2,990	3,994
	(f) General Administrative Expenses	4,813	3,744	13,750	10,101	14,443
	(g) Selling and Distribution Expenses	394	346	1,012	1,050	1,381
	Total Expenditure	32,866	25,495	93,176	71,016	98,507
3	Profit from Operations before Other Income, Interest & Exceptional items (1-2)	4,434	3,409	13,514	10,963	13,874
4	Other Income	750	804	1,685	1,844	2,625
5	Profit before Interest & Exceptional Items (3+4)	5,184	4,213	15,199	12,807	16,499
6	Interest (#)	669	617	1,735	1,485	1,990
7	**Profit after Interest but before Exceptional items (5-6)**	4,515	3,596	13,464	11,322	14,509
8	Exceptional Items	-	-	-	-	-
9	**Profit (+) / Loss (-) from Ordinary Activities before tax (7+8)**	4,515	3,596	13,464	11,322	14,509
10	Provision for Taxation					
	Current	1,078	881	3,765	3,086	3,811
	Previous	-	-	-	-	133
	Deferred	22	23	243	126	190
	Fringe Benefit tax	60	53	161	118	200
11	**Net Profit (+) / Loss (-) from Ordinary Activities after tax (9-10)**	3,355	2,639	9,295	7,994	10,175
12	Extraordinary Item (###)	402	-	402	-	-
13	**Net Profit (+) /Loss (-) for the period (11-12)**	2,953	2,639	8,893	7,994	10,175
14	Paid-up equity share capital (Face value Rs.10/- per share)	6,023	5,868	6,023	5,868	5,868
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year	-	-	-	-	117,935
16	EPS for the period, for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*5.57	*4.64	*15.64	*14.98	18.61
	Diluted	*5.43	*4.42	*15.04	*14.45	17.88
	After Extraordinary Item					
	Basic	*4.90	*4.64	*14.96	*14.98	18.61
	Diluted	*4.76	*4.42	*14.39	*14.45	17.88
17	Total Public Shareholding (##)					
	(a) Number of Shares	36,451,091	37,705,561	36,451,091	37,705,561	37,706,561
	(b) Percentage of Shareholding	60.51	64.25	60.51	64.25	64.25

Includes one-time Forex loss of Rs. 308 lakhs.

Represents amount paid to Belhoul Hospital ,Dubai towards out of court settlement.

* Not Annualised

Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 31st December 2008

(Rs. in Lakhs)

S No.	Particulars	Quarter Ended Reviewed		Nine Months Ended Reviewed		Year Ended Audited
		31.12.2008	31.12.2007	31.12.2008	31.12.2007	31.03.2008
1.	**Segment Revenue (Net Sales / Income from each segment)**					
	a) Healthcare Services	28,750	23,545	83,299	67,940	92,188
	b) Pharmacy	8,554	5,368	23,402	14,048	20,205
	c) Others	750	804	1,685	1,844	2,625
	SUB - TOTAL	38,054	29,717	108,386	83,832	115,018
	Less : Intersegmental Revenue	4	9	11	9	12
	Net Sales / Income from Operations	38,050	29,708	108,375	83,823	115,006
2.	**Segment Results (profit (+) / loss (-) before Tax & Interest from each segment)**					
	a) Healthcare Services	5,179	3,732	15,066	11,438	14,755
	b) Pharmacy	(745)	(323)	(1,552)	(475)	(881)
	c) Others	750	804	1,685	1,844	2,625
	SUB - TOTAL	5,184	4,213	15,199	12,807	16,499
	Less : (i) Interest (Net)	669	617	1,735	1,485	1,990
	(ii) Other un-allocable expenditure net of un-allocable income (**)	402	-	402	-	-
	Profit Before Tax (***)	4,113	3,596	13,062	11,322	14,509
3.	**Capital Employed** (Segment Assets-Segment Liabilities)					
	a) Healthcare Services	123,310	88,659	123,310	88,659	93,215
	b) Pharmacy	13,014	7,359	13,014	7,359	8,821
	c) Others	47,254	56,108	47,254	56,108	52,301
	TOTAL	183,578	152,126	183,578	152,126	154,337

Notes :

1. The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 30th January 2009. Limited review of these results as required under Clause 41 of the Listing Agreement has been carried out by the Statutory Auditors.
2. (**) There is no unallocable income to be adjusted. Unallocable expenditure represents amount paid to Belhoul Hospital, Dubai towards out of court settlement.
3. (***) Profit before tax adjusted for the unallocable extraordinary expenditure mentioned above.
4. Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 31st December 2008.

No. of Complaints (Nature of Complaints : Non receipt of Share certificates, Dividend, Annual Report etc)			
Pending as on 30th September 2008	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 31 /12 / 2008
Nil	53	53	Nil

5. Previous quarter/period's figures have been regrouped/rearranged.

By order of the Board
for **APOLLO HOSPITALS ENTERPRISE LTD.**

Place : Chennai
Date : 30th January 2009

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

January 30, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

25 Years
Apollo
Hospitals
touching lives

Dear Sir,

Sub : Board Meeting Decisions

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Further to our letter dated 13th January 2009, the Board of Directors at its meeting held on 30th January 2009 has taken the following decisions.

1. Approved the Unaudited financial results for the quarter/nine months ended 31st December 2008 as per annexure enclosed. Copy of the Limited Review Report on the above results submitted by the Statutory Auditors of the Company is also enclosed.

2. Approved the appointment of Mr. Habibullah Badsha as a director of the Company with effect from 30th January 2009 in the casual vacancy created earlier.

3. Approved the appointment of Mr. Michael Fernandes as an Alternate director to Mr. Khairil Anuar Abdullah, director of the Company.

4. Authorizing Dr. Prathap C Reddy, Chairman to sign the Shareholders/Joint Venture Agreement with MARG Limited, Chennai, a leading Infrastructure and Real Estate development company, for implementing multi level car parking project near Apollo Hospitals, Greams Road, Chennai.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001:2000

C.N. RAMACHANDRAN
B.Com., F.C.A., A.T.I.I. (Lond.)
V.C. KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A.
R.M. NARAYANAN
M.Com., F.C.A., P.G.D.M.
CHELLA K. RAGHAVENDRAN
B.Com., F.C.A., D.I.S.A. (I.C.A.)

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17, (Old No. 8A), Bishop Wallers Avenue (West),
Mylapore, Chennai - 600 004.

BRANCHES :
27/34, 2nd Floor, Nandidurg Road, Jayamahal Extension,
Bangalore - 560 046. Tel. : 91-80-23530535
3, Artsan Towers, II Floor, Vasantham Colony, Trichy Road,
Ramanathapuram, **Coimbatore - 641 045.** Tel. : 91-422-2319071

Tel. : 91-44-24991147
24994423
24994510
Fax : 91-44-24994510
Grams : BROWNTIC
E-Mail : sviswa1@vsnl.com
Website : www.sviswanathan.com

Review Report to Board of Directors
M/s. Apollo Hospitals Enterprise Limited

We have reviewed the accompanying statement of unaudited financial results of Apollo Hospitals Enterprise Limited for the period ended 31st December, 2008. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors/committee of Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, "*Engagements to Review Financial Statements*" issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results, prepared in accordance with applicable accounting standards and other recognized accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For M/s S Viswanathan
Chartered Accountants

30/01/09
V C Krishnan
Partner
Membership No: 22167

Chennai
Date: 30/01/09

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited (Provisional) Financial Results for the Quarter ended 31st December 2008

(Rs.in Lakhs)

Sno	Particulars	Quarter Ended		Nine Months Ended		Year Ended
		Reviewed		Reviewed		Audited
		31.12.2008	31.12.2007	31.12.2008	31.12.2007	31.03.2008
1	(a)Income from Services	37,300	28,904	106,690	81,979	112,381
	(b) Other Operating Income	-	-	-	-	-
	Total Income (a+b)	37,300	28,904	106,690	81,979	112,381
2	Expenditure					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	19,824	15,125	56,356	42,222	58,166
	(c) Employees Cost	5,717	4,390	15,760	12,005	16,848
	(d) Depreciation	1,103	923	3,145	2,648	3,675
	(e) Other expenditure	1,015	967	3,153	2,990	3,994
	(f) General Administrative Expenses	4,813	3,744	13,750	10,101	14,443
	(g) Selling and Distribution Expenses	394	346	1,012	1,050	1,381
	Total Expenditure	32,866	25,495	93,176	71,016	98,507
3	Profit from Operations before Other Income,Interest & Exceptional items (1 - 2)	4,434	3,409	13,514	10,963	13,874
4	Other Income	750	804	1,685	1,844	2,625
5	Profit before Interest & Exceptional items (3 + 4)	5,184	4,213	15,199	12,807	16,499
6	Interest (#)	669	617	1,735	1,485	1,990
7	Profit after Interest but before Exceptional items (5 - 6)	4,515	3,596	13,464	11,322	14,509
8	Exceptional items	-	-	-	-	-
9	Profit (+) / Loss (-) from Ordinary Activities before tax (7 + 8)	4,515	3,596	13,464	11,322	14,509
10	Provision for Taxation					
	Current	1,078	881	3,765	3,086	3,811
	Previous	-	-	-	-	133
	Deferred	22	23	243	126	190
	Fringe Benefit tax	60	53	161	116	200
11	Net Profit (+) / Loss (-) from Ordinary Activities after tax (9 - 10)	3,355	2,639	9,295	7,994	10,175
12	Extraordinary item (###)	402	-	402	-	-
13	Net Profit (+) / Loss (-) for the period (11 - 12)	2,953	2,639	8,893	7,994	10,175
14	Paid-up equity share capital (Face value Rs.10/- per share)	6,023	5,868	6,023	5,868	5,868
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year					117,935
16	EPS for the period for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*5.57	*4.64	*15.64	*14.98	18.61
	Diluted	*5.43	*4.42	*15.04	*14.45	17.88
	After Extraordinary Item					
	Basic	*4.90	*4.64	*14.96	*14.98	18.61
	Diluted	*4.78	*4.42	*14.39	*14.45	17.88
17	Total Public Shareholding (##)					
	(a) Number of Shares	36,451,091	37,705,561	36,451,091	37,705,561	37,705,561
	(b) Percentage of Shareholding	60.51	64.25	60.51	64.25	64.25

\# Includes one-time Forex loss of Rs. 308 lakhs.

\### Represents amount paid to Belhoul Hospital ,Dubai towards out of court settlement.

* Not Annualised

\## Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Place : Chennai

Date : 30th January 2009

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 31st December 2008

(Rs.in Lakhs)

Particulars	Quarter Ended		Nine Months Ended		Year Ended
	Reviewed		Reviewed		Audited
	31.12.2008	31.12.2007	31.12.2008	31.12.2007	31.03.2008
1.Segment Revenue (Net Sales / Income from each segment)					
a) Healthcare Services	28,750	23,545	83,299	67,940	92,188
b) Pharmacy	8,554	5,368	23,402	14,048	20,205
c) Others	750	804	1,685	1,844	2,625
SUB - TOTAL	38,054	29,717	108,386	83,832	115,018
Less : Intersegmental Revenue	4	9	11	9	12
Net Sales / Income from Operations	38,050	29,708	108,375	83,823	115,006
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)					
a) Healthcare Services	5,179	3,732	15,066	11,438	14,755
b) Pharmacy	(745)	(323)	(1,552)	(475)	(881)
c) Others	750	804	1,685	1,844	2,625
SUB - TOTAL	5,184	4,213	15,199	12,807	16,499
Less : (i)Interest (Net)	669	617	1,735	1,485	1,990
(ii)Other un-allocable expenditure net of un-allocable income (**)	402	–	402	–	–
Profit Before Tax (***)	4,113	3,596	13,062	11,322	14,509
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Healthcare Services	123,310	88,659	123,310	88,659	93,215
b) Pharmacy	13,014	7,359	13,014	7,359	8,821
c) Others	47,254	56,108	47,254	56,108	52,301
TOTAL	183,578	152,126	183,578	152,126	154,337

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 30th January 2009. Limited Review of these results as required under Clause 41 of the Listing Agreement has been carried out by the Statutory Auditors.

2 (**) There is no unallocable income to be adjusted. Unallocable expenditure represents amount paid to Belhoul Hospital, Dubai towards out of court settlement.

3 (***) Profit before tax adjusted for the unallocable extraordinary expenditure mentioned above.

4 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 31st December, 2008

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th September 2008	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 31/12/2008
Nil	53	53	Nil

5 Previous quarter/period's figures have been regrouped/rearranged.

For APOLLO HOSPITALS ENTERPRISE LTD.

SUNEETA REDDY

By order of the Board

for APOLLO HOSPITALS ENTERPRISE LIMITED

DR. PRATHAP C REDDY

END